SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

#

Sapiens Announces Payment of the First Installment of the Principal of the Debentures in Circulation

Announcement Follows Recently Released Strong Q3 2006 Results

Cary, N.C. – November 30, 2006 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) announced today that it will pay, in cash, the first installment of the principal of the convertible debentures (Series A) of the Company.

The Company's announcement follows its recently released financial results for the third quarter of 2006, which showed continued improved results and, if not for a write-off due to bad debt, the second consecutive quarter of operational profitability.  The Company also announced improved revenues and a 61% decrease in net loss.

Roni Al-Dor, President and CEO, commented "We believe that we are riding the wave back to net profitability.  With two consecutive quarters of significant operational improvement, we are very optimistic about our future.  Our efforts to control costs while growing revenue are beginning to show their rewards.  Our recent successes, together with the continuing support of Formula, our controlling shareholder, enable us to make this payment.  We are working towards sustained profitability and to be cash flow positive."

At a general meeting of the holders of the debentures held on August 9, 2006, a resolution was adopted, regarding a change in the time and manner of payment of the first installment of the principal of the Debentures in circulation, which granted the Company the option to decide, with respect to approximately NIS 12.25 million, reflecting 50% of the first payment of the principal, whether to convert such amount into common shares of the Company, at a conversion price per share of $1.28, or to pay that amount to the debentures holders, in cash.  Today, the Company announced its decision to pay the approximately NIS 12.25 million, in cash.  Pursuant to the terms of the prospectus and the decision adopted at the general meeting, the payment will be made on December 5, 2006.

Mr. Al-Dor further commented "Our decision to make the payment of the principal, instead of converting the debt into equity, results from our desire not to harm the debenture holders who invested in the Company and placed their trust in us, and to be a company that fulfills it commitments.  Similarly, we do not want to dilute our shareholders, at a valuation which we believe is lower than the real value of the Company.  We thank Formula for its continued support and hope that this payment will restore the confidence of our debenture holders and our shareholders who share our belief in the Company's future."

FOR ADDITIONAL INFORMATION:

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY) and (TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

#

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  November 30, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary